Exhibit 19.1

Statement of Policies on Trading In Securities

Aqua Metals, Inc. has adopted several policies on trading in securities both of Aqua Metals, Inc. and of other corporations. These policies apply equally to employees, officers, directors and consultants of Aqua Metals, Inc. and of companies owned by Aqua Metals, Inc. (all of which are referred to collectively for convenience as “Aqua Metals” or the “Company”). “Securities” includes stock, preferred stock, warrants, convertible debentures and exchange-traded derivative securities. Please read this document carefully.

Policy Statement No. 1: (“Insider Trading”)

No director, officer, employee or consultant of Aqua Metals who has any material nonpublic information relating to the Company or to any publicly‑traded companies with which the Company does business, such as customers, partners, or suppliers, may buy or sell securities of the Company or such other companies, pass the information to others or otherwise attempt to take advantage of the information. All memoranda, correspondence and other documents that contain nonpublic information must be kept in a secure place, such as a locked office or locked file cabinet, where others do not have access to such materials. Even if you are not in possession of inside information, you must not recommend to any other person to buy or sell securities of the Company or any other publicly‑traded companies with which the Company does business.

Policy Statement No. 2: (“Speculative Trades”)

No director, officer, employee or consultant of Aqua Metals may engage in any short term or speculative transactions involving securities of the Company. These prohibited speculative transactions include: short sales, publicly traded options, hedging transactions, margin accounts and pledged securities, and standing and limit orders.

Questions and Answers About Insider Trading

1.         Why do we need a written policy?

Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness of the U.S. securities markets. The securities laws are continually reviewed and amended to prevent people from taking unfair advantage of their position and to increase the punishment for those individuals who do. These laws require publicly‑traded companies to have clear policies on insider trading. In addition, Aqua Metals takes seriously its goal of upholding very high standards of ethics and conduct. We wish to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have worked hard to establish a reputation for integrity and ethical conduct and cannot afford to have it damaged.

2.         What are the penalties for violating the policy?

For individuals who trade on inside information or tip information to others:

A jail term of up to 20 years;

A civil penalty of up to the greater of $1,000,000 and three times the profit gained or loss avoided; and

A criminal fine of up to $5 million (no matter how small the profit).

For a company (as well as certain supervisors) that fails to take appropriate steps to prevent illegal trading:

A civil penalty of the greater of $25 million or three times the profit gained or loss avoided as a result of the employee’s violation.

In addition, the Company may impose discipline, up to and including termination, for failing to comply with the Company’s policies.

3.         What is material information?

Material information is any information that a reasonable investor would consider important in deciding to buy, hold or sell stock or that could reasonably be expected to affect the price of the stock. It can be positive or negative information. Again, it can be information about the Company and its subsidiaries or about a company with which we do business.

Examples:

Projections of future earnings or losses;

The proposed acquisition of a company or business, or sale of a company or any assets;

New equity or debt offerings;

Significant new discoveries, or grants or allowances of patents;

A stock split or change in dividend policy;

Significant price changes;

Significant product defects or modifications;

The gain or loss of a significant sale, customer or collaborator;

Significant regulatory actions;

Results of product or process trials;

Financial problems or plans to file bankruptcy;

Changes in senior management;

Plans to raise additional capital through stock sales or otherwise; and

Significant litigation exposure due to actual or threatened litigation.

4.         When is information nonpublic?

Information is considered to be nonpublic until 48 hours after the Company has disclosed the information by issuance of a press release to the news services or by an appropriate disclosure filing with the SEC.

5.         How can I tell if something I know is material?

Employees are not expected to make the determination of whether information that they have and that they know is not public is “material,” nor should they take the risk of doing so. If you are aware of some information that might be material and are contemplating a stock trade, you should contact the Chief Financial Officer of Aqua Metals. You are encouraged to err on the side of caution.

6.         How do I know if information is now public and it is OK to start trading?

Once you know that there is material information that needs to be publicly released before anyone can trade, you must wait until two full business days after the public release is made. If it is information relating to the Company, you can ask the Chief Financial Officer if the news release has been made. If it is information relating to a customer, supplier, etc., you might need to investigate other news sources or ask the member of management who is responsible for the relationship with that company. Please remember that the decision of when any information about a company will be publicly released belongs solely to senior management of that company. The timing of news releases can involve many complicated legal and business factors and delays of several days or longer are not uncommon. No employee should ever disclose material information to the public unless specifically authorized to do so by a senior executive officer of Aqua Metals, no matter the amount of inconvenience to the employee.

7.         Once information is released publicly, can I go ahead and trade?

The markets require some time to process new information. Generally, you must wait two full business days after any release prior to trading. Most press releases are made after the market has closed. For instance, if the Company issues a press release after the close of business on Tuesday, you should wait until Friday to trade.

8.         I work for a subsidiary of Aqua Metals. Do these policies apply to me?

These policies apply to all employees, officers, directors and consultants of Aqua Metals and its majority-owned subsidiaries, even such persons located outside the United States. Even though you might not have daily access to information about Aqua Metals itself, information about your employer or about dealings between your employer and Aqua Metals could have an effect on the price of Aqua Metals stock. You also might have access to information about customers, suppliers and the like that also is covered by this policy.

9.         What can I tell my family members and friends? Prohibition on Tipping.

You are responsible for ensuring that every person who lives in your household, including any adult relatives or other unrelated persons, complies with this policy. The SEC and the courts often view people in the same household as a “unit” and impose penalties accordingly. In addition, any person who possesses material nonpublic information about the Company is an “insider” for as long as the information is not publicly known and must not pass that information on to others intentionally or unintentionally (“tipping”).

You also should be aware that trading in securities by anyone who receives any material nonpublic information (including information in the form of a recommendation to buy or sell stock, even if the material nonpublic information is not disclosed) from you, including your relatives, friends, doctor, lawyer or accountant, can result in liability for you, for them and for the Company. This is true whether you told them in the hopes that they could trade and make some money, whether you were telling stories over a cocktail, or whether you thought they were under an obligation of confidence to you. It does not matter if you benefit personally from their trading, The courts are continually broadening this type of liability, resulting in substantial penalties. The SEC, the stock exchanges and FINRA use sophisticated electronic surveillance techniques to uncover insider trading and the SEC has imposed large penalties even when the disclosing person did not profit from the trading. You should exercise extreme discretion in making any disclosures. Of course, your confidentiality agreement also prohibits you from making unauthorized disclosures of the confidential information of the Company or of those with whom the Company does business.

10.         Are there any exceptions?

Unfortunately, the SEC and the courts do not recognize any exceptions, even the need to raise immediate cash for personal emergencies such as medical expenses. The policy does not, however, apply to exercises of outstanding options (but does apply to sales of any shares purchased by exercising options) because the other party to the transaction is the Company itself. The policy also does not apply to any transactions where there is no real transfer of ownership, such as the transfer of stock into trusts, or any gift transactions. Be aware that a sale or purchase of stock that you arrange privately, rather than through the open market, can still result in liability.

11.         Do I need permission to trade in stock?

Certain executives of the Company will be subject to additional policies regarding trading in Company securities, including pre-approval of trading and limitations on trading during certain “blackout periods.” These executives have been separately notified of their obligations.

In addition, there may be times when the Company is aware of material nonpublic news that is not widely disseminated inside the Company. At such times, the Company may impose upon selected groups of employees an obligation to refrain from trading. Please also see the below section on “Questions and Answers About Speculative Trades” as there are restrictions on “speculative trades” and a restriction on short term trading. Otherwise, there is no need to obtain prior permission.

Questions and Answers About Speculative Trades

1.           What are speculative trades and why shouldn’t I do them?

Speculative trades are transactions such as purchasing on margin (i.e., borrowing from a brokerage or bank, but not including “cashless” option exercises), short sales (where you sell stock you do not currently own, in the hope that by the time you have to deliver the market price will have declined), puts and calls (including options on stock trading on any stock exchange or futures exchange), and hedging transactions (including forwards and equity swaps). The Company believes that speculative trading in Aqua Metals stock reflects poorly on the Company. Employees, officers, directors and consultants should not be engaging in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. These prohibited speculative transactions include: short sales, publicly‑traded options, hedging transactions, and standing and limit orders.

2.           Am I supposed to hold any stock that I purchase for a particular period of time?

As a general rule, the Company encourages all employees to hold any stock that they purchase in the open market (i.e., not including stock purchased upon exercise of an employee stock option) for at least six months. The top executives of the Company are already subject to the SEC’s “short-swing” profit rule, which prohibits sales and purchases inside of any six-month period.

Rule 10b5-1 Trading Plans

You may establish a trading plan that meets the requirements of SEC Rule 10b5-1(c), and which has been approved by the Company. Adoption of such a trading plan would relieve you of certain restrictions within the policies as to the shares covered by the plan. Typically, your broker would provide a form of plan which our counsel would review. If you are interested in adopting a trading plan, we recommend you contact Aqua Metals’ Chief Financial Officer.

Where to go for additional information

Any person who has any questions about specific transactions or trading plans may obtain additional information from Aqua Metals’ Chief Financial Officer. Note that the ultimate responsibility for adhering to these policies, however, rests with you. Use your best judgment and act with the Company’s interests, as well as your own, in mind.

STATEMENT OF POLICIES ON TRADING IN SECURITIES BY OFFICERS, DIRECTORS AND CERTAIN KEY EMPLOYEES

In addition to its policies on trading in securities applicable to all employees, Aqua Metals, Inc. (“Aqua Metals” or the “Company”) has adopted several policies on trading in securities that apply specifically to its directors, officers and certain key employees. Please read this document carefully.

Policy Statement No. 1: (“Window Period”)

Directors, officers and certain key employees of Aqua Metals (see below) may engage in transactions in Aqua Metals securities only during “window” periods commencing on the third business day following the publication of the Company’s quarterly or annual financial results and ending on the 15th of the last month in the next fiscal quarter, unless pursuant to an approved 10b5-1 trading plan.

Policy Statement No. 2: (“Pre-clearance”)

Directors, officers and certain key employees of Aqua Metals may only engage in stock trades, even during the window periods, after obtaining prior clearance from the Chief Financial Officer, unless the stock trades are made pursuant to an approved 10b5-1 trading plan (see attached Pre-Clearance Notice).

Policy Statement No. 3: (“10(b)5-1 Trading Plans”)	Directors, officers and employees of Aqua Metals may engage in stock sales in Aqua Metals securities pursuant to an approved 10b5-1 trading plan (as defined below).

Questions and Answers About Window Periods and Preclearance

1.           Who is subject to these policies?

Each member of Aqua Metals’ Board of Directors and each executive officer of Aqua Metals is subject to these policies. In addition, the Company may designate certain additional persons as being subject to these policies. Such individuals may include the top executives of important subsidiaries and certain other personnel whose jobs involve both executive level responsibility and significant access to material information. The Chief Financial Officer will at all times maintain a list of those individuals who are subject to these policies. Once you have been informed that you are subject to these policies, you will remain so until notified otherwise.

Please note that these policies are different from the “short-swing trading” restrictions imposed under Section 16 of the Securities Exchange Act of 1934, as amended. Only the members of the Aqua Metals Board of Directors and the most senior executive officers are subject to these additional restrictions. Persons who are subject to Section 16 have been notified separately of their status. The Memorandum on Section 16 of the Exchange Act previously distributed to you contains a description of the obligations of Section 16 persons.

2.           When do the window periods begin and end?

The window periods will begin on the third business day following the publication of the Company’s quarterly or annual financial results and end on the 15th of the last month in the next fiscal quarter.

For example, as of June 10, 2016, the window would be open and the then window period would have commenced on May 24, 2016, which is the 3rd business day following the filing of the Company’s Form 10-Q for the quarter ended March 31, 2016 (which was the first publication of results for the such fiscal quarter), and the window period will end on June 15, 2016, which is the 15th of the last month in the next fiscal quarter. Further, assume that on August 3, 2016, Aqua Metals issues an earnings release for the quarter ending June 30, 2016. The window period would reopen on August 8, 2016, which is the 3rd business day following the first publication of results for the such fiscal quarter, and end on September 15, 2016, which is the 15th of the last month of the next fiscal quarter. Any questions concerning the beginning and ending of the window period should be directed to the Chief Financial Officer.

3.           Are there any exceptions?

As with the general policy on trading, these policies do not apply to exercises of outstanding options (but they do apply to sales of any shares purchased by exercising stock options) and any other transactions as to which the officer or director has no control over the timing, such as any exchange of shares pursuant to a merger, etc. The policies also do not apply to any private transactions where there is no real transfer of ownership, such as the transfer of stock into trusts or any gift transactions. In addition, the policies regarding window periods and pre-clearance do not apply to transactions made pursuant to an approved Rule 10b5-1 trading plan.

4.           Are trades during the window periods presumptively OK?

No. That is why we have the additional pre-clearance requirement. Any director, executive officer or key employee who is actually aware of material nonpublic information should never trade until the public disclosure is made, even during the window periods, unless the stock trades are made pursuant to an approved 10b5-1 trading plan. From time to time, we may declare a special “blackout period” and prohibit trading due to material nonpublic information developments. Such “blackout periods,” however, would not apply to approved 10b5-1 trading plans. Since not every director, officer and key employee will he aware at all times of all material information, the pre-clearance procedure is needed to ensure that no trades are inadvertently made prior to disclosure of material information. A copy of a Pre-clearance notice and checklist is attached for your files.

Questions and Answers About 10b5-1 Trading Plans

1.           What is an approved 10b5-1 trading plan?

A 10b5-1 trading plan is a contract, instruction or written plan for the purchase or sale of Aqua Metals Securities that meets the requirements of SEC Rule 10b5-1 and is approved by our Chief Financial Officer. Typically, your broker would provide a form of plan which our counsel would review. An “approved Rule 10b5-1 trading plan” is a plan that has been approved by the Company in writing.

2.           What are Aqua Metals’ requirements on 10b5-1 trading plans?

Aqua Metals imposes some requirements on 10b5-1 trading plans. These requirements are as follows:

The 10b5-1 trading plan must be in writing and signed by the person adopting the trading plan.

The plan must be established at a time when you do not possess material nonpublic information about the Company.

The trading plan must be approved by the Chief Financial Officer.

Amendment or modification to the plan is permissible as long as the amendment or modification is approved by the Chief Financial Officer.

The first trade made pursuant to the plan may take place no less than thirty (30) days after adoption of the plan.

The plan must specify a fixed number or dollar amount of shares to be purchased or sold, or specify or establish a formula for the amount of stock to be purchased or sold, the dates on which the stock is to be purchased or sold, and the prices (which can be the market price) at which the stock is to be purchased or sold. The dates of the purchases or sales must be in a range of not less than five trading days, and the choice of the exact trading day must be left to the stockbroker.

Alternatively, a trading plan can he adopted that completely delegates to another independent person who is free of any inside information (e.g., a stock broker) complete discretion, without any influence whatsoever by the person adopting the plan, over the authority as to how, when and whether to sell or purchase shares.

Trades made under the trading plan must be executed by a stockbroker other than the stockbroker that executes trades in other securities for the person adopting the trading plan, and the person adopting the trading plan acknowledges that, during the term of the trading plan, he or she may not confer with the stockbroker executing trades under the trading plan regarding Aqua Metals or its securities.

3.           What actions are necessary to adopt a plan?

You must provide the proposed 10b5-1 trading plan to the Chief Financial Officer for approval. It must meet the requirements described in this Statement. Once you obtain Aqua Metals’ approval, you must sign and deliver the trading plan to your stockbroker. The trading plan also must be filed with the Chief Financial Officer of Aqua Metals.

Aqua Metals will only review trading plans for compliance with its own internal requirements and not for compliance with Rule 10b5-1. You remain individually responsible for compliance with all applicable laws, rules and regulations on insider trading and remain subject to disciplinary action for any violations, regardless of whether a 10b5-1 trading plan has been adopted.

Aqua Metals strongly recommends that you consult with a stockbroker and outside attorney before adopting a trading plan.

4.           I am subject to the window period, which currently is closed. May I adopt a trading plan while the window is closed?

Rule 10b5-1 trading plans must be established at a time when you are not in possession of material nonpublic information. Although there is no specific prohibition on adopting a plan during a closed trading window, you should carefully consider whether you are in possession of material nonpublic information. In addition, the first trading under the plan may not occur until 30 days after adoption of the plan.

5.           Can I trade outside the 10b5-1 plan?

Yes. You may sell or purchase Aqua Metals securities outside of the 10b5-1 trading plan if such trades are pre-cleared and made during the window periods.

6.           Must I publicly disclose my 10b5-I trading plan?

No. Persons subject to Rule 144 or Section 16 are, however, required to file applicable forms under those rules. Note that your stockbroker most likely will work with you regarding Form 144 filings and Form 4 filings under Section 16.

7.           Can I terminate the 10b5-1 trading plan?

Yes. You may terminate your Trading Plan at any time so long as you promptly provide written notice to the Chief Financial Officer. Note that if you terminate the plan, the Company will not approve a new Trading Plan for ninety (90) days post-termination, and the new Trading Plan must be adopted in accordance with these policies. You may also want to consider whether your Trading Plan should provide for automatic suspension or termination upon certain events (e.g., an insider’s death or bankruptcy, the announcement of a tender offer for Aqua Metals stock, or a merger).

If you choose to terminate your Trading Plan prior to its expiration date, we encourage you to consider not trading in the Company’s stock for at least ninety (90) days after termination or longer, to help reduce any appearance that you terminated the Trading Plan and subsequently traded because you learned of material nonpublic information. The Company will exercise great care in pre-clearing trades during this period.

As with all other Company policies, officers, directors, and certain designated employees must exercise their best judgment and act with the best interests of the Company in mind.